Exhibit 99.1

ARC ENERGY TRUST ANNOUNCES BOARD APPROVAL OF CONVERSION PLANS AND INTENT TO MAINTAIN $0.10 MONTHLY DIVIDEND POST CONVERSION

CALGARY, November 1, 2010, /CNW/ - (AET.UN and ARX.A - TSX) ARC Energy Trust ("Trust") is pleased to announce that its Board of Directors has approved the conversion of the Trust to a dividend paying corporation and will seek securityholder approval for the conversion (the "Conversion") at a joint special meeting of securityholders of each of the Trust and ARC Resources Ltd. ("ARC Resources") to be held on December 15, 2010. Subject to receipt of customary securityholder, court and regulatory approvals, the Conversion is expected to be completed on January 1, 2011 pursuant to a plan of arrangement ("Arrangement") under the Business Corporations Act (Alberta).

Joint Special Meeting of Trust Securityholders and ARC Resources Securityholders

A joint special meeting of holders of Trust Units of ARC ("Unitholders") and of series A exchangeable shares and series B exchangeable shares (collectively, the "Exchangeable Shares") of ARC Resources (the "Trust Securityholders") and the holder of common shares and the holders of Exchangeable Shares (the "ARC Resources Securityholders") to approve the Arrangement and to approve a share option plan for New ARC, will be held on Wednesday, December 15, 2010 in the Metropolitan Ballroom at the Metropolitan Centre, 333 - 4th Avenue SW, Calgary, Alberta, at 3:30 p.m. (Calgary time). An Information Circular and Proxy Statement outlining the details of the Arrangement is expected to be mailed to securityholders later in November 2010.

If approved, the Arrangement will result in the reorganization of the Trust into a dividend paying, publicly traded exploration and production company with near term growth prospects ("New ARC") that will operate under the name "ARC Resources Ltd." and which, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries. The board of directors and senior management of New ARC will comprise the current members of the board and senior management of ARC Resources, the current administrator of the Trust.

Conversion Process

Pursuant to the Arrangement, Unitholders will receive, through a series of steps, for each one Trust Unit held, one common share ("New ARC Share") of New ARC. Exchangeable Shareholders will participate in the Arrangement and receive New ARC Shares on the same basis as the holders of Trust Units based on the number of Trust Units into which such shares are exchangeable at 11:59 p.m. on December 31, 2010, which exchange ratio will reflect the cash distribution of $0.10 per Trust Unit declared to be payable on January 17, 2011 to Unitholders of record on December 31, 2010.

The Arrangement is structured to allow Unitholders and Exchangeable Shareholders resident in Canada to receive New ARC Shares on a tax deferred basis for Canadian income tax purposes. In addition, for United States federal income tax purposes, subject to the passive foreign investment company rules, a United States holder generally should not recognize a gain or loss upon the exchange of its Trust Units or Exchangeable Shares for New ARC Shares pursuant to the Arrangement.

Dividend Policy

The New ARC intends to adopt a monthly dividend policy with an initial dividend rate of $0.10 per share (which is the same amount that the Trust is paying today as a distribution on its Trust Units) commencing January 2011. Dividends are expected to be paid on the 15th or next business day of each month. As has been the case with ARC's distributions, actual future dividend levels will be subject to the discretion of the Board of Directors and may vary depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

Tax Pools

With approximately $2.4 billion of federal tax pools at September 30, 2010, the New ARC is not expecting to initially pay any material corporate income taxes that would impact its ability to pay dividends. ARC currently estimates that based upon current tax legislation, anticipated capital spending and expected commodity prices, it will not be required to pay any material income tax until 2014.

This news release contains forward-looking statements as to the Trust's internal projections, expectations or beliefs relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust") or New ARC, as applicable. The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2011 and subsequent years, the results of exploration and development activities during 2011 and subsequent years, the market price for oil and gas, expectations regarding the availability of capital, estimates as to the size of reserves and resources, and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties inherent in exploration and development activities, geological, technical, drilling and processing problems and other risks and uncertainties, including the business risks discussed in management's discussion and analysis and ARC's annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $7 billion. The Trust expects 2010 oil and gas production to average 72,500 to 74,500 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN and ARC exchangeable shares trade under the symbol ARX.A.

Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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    ARC RESOURCES LTD.
    John P. Dielwart,
    Chief Executive Officer
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For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free 1-888-272-4900, ARC Resources Ltd., 1200, 308 - 4th Avenue SW, Calgary, AB, T2P 0H7
CO: ARC Energy Trust

CNW 18:50e 01-NOV-10